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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 4
                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           SPRECKELS INDUSTRIES, INC.

                           (NAME OF SUBJECT COMPANY)
                               ----------------

                           L ACQUISITION CORPORATION

                          A WHOLLY OWNED SUBSIDIARY OF
                         COLUMBUS MCKINNON CORPORATION

                                   (BIDDERS)

 CLASS A COMMON STOCK, PAR VALUE $0.01 PER       CUSIP NO. 849416201
                   SHARE
  (INCLUDING THE ASSOCIATED COMMON STOCK
             PURCHASE RIGHTS)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($9.17 EXERCISE PRICE PER WARRANT)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($11.67 EXERCISE PRICE PER WARRANT)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($15.00 EXERCISE PRICE PER WARRANT)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($1.00 EXERCISE PRICE PER WARRANT)
      (TITLE OF CLASS OF SECURITIES)          (CUSIP NUMBER OF CLASS
                                                  OF SECURITIES)

                               ----------------

                           ROBERT L. MONTGOMERY, JR.
                         COLUMBUS MCKINNON CORPORATION
                         140 JOHN JAMES AUDUBON PARKWAY
                            AMHERST, NEW YORK 14228
                                 (716) 689-5400

         (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH COPIES TO:

      FREDERICK G. ATTEA, ESQ.                  MORTON A. PIERCE, ESQ.
    PHILLIPS, LYTLE, HITCHCOCK,                    DEWEY BALLANTINE
           BLAINE & HUBER                    1301 AVENUE OF THE AMERICAS
     3400 MARINE MIDLAND CENTER                NEW YORK, NEW YORK 10019
      BUFFALO, NEW YORK 14203                       (212) 259-8000
           (716) 847-7010
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  This Amendment No. 4 (the "Amendment") to the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on August 30, 1996, as amended on September 18, 1996, September 27, 1996 and October 4, 1996 relates to the offer by L Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation ("Parent"), to purchase (i) all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Spreckels Industries, Inc. (doing business as Yale International, Inc.), a Delaware corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 11, 1995, between the Company and ChaseMellon Shareholder Services, L.L.C. (successor to Chemical Mellon Shareholder Services, L.L.C.), as Rights Agent, as amended, at a purchase price of $24.00 per Share (and the associated Right) and (ii) all outstanding warrants of the Company to purchase Shares (the "Warrants"), at a price equal to the difference between the Offer price for the Shares and the exercise price for each of the Warrants, in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 30, 1996 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

    (f) The Offer, scheduled to expire at 12:00 midnight, New York City time, on Wednesday, October 9, 1996 has been extended to 12:00 midnight, New York City time, on Wednesday, October 16, 1996.

    In addition, on October 9, 1996, Parent issued a press release which announced the extension of the tender offer. A copy of the press release issued by Parent on October 9, 1996, is filed herewith as Exhibit (a)(11) and is incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(11) Form of press release issued by Parent on October 9, 1996.

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                                   SIGNATURE

  After due inquiry and to the best of its knowledge, and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 1996

                                          L ACQUISITION CORPORATION

                                              /s/ Robert L. Montgomery, Jr.
                                          By __________________________________
                                             Name: Robert L. Montgomery, Jr.
                                             Title: Vice President and
                                             Treasurer

                                          COLUMBUS McKINNON CORPORATION

                                              /s/ Robert L. Montgomery, Jr.
                                          By __________________________________
                                             Name: Robert L. Montgomery, Jr.
                                             Title: Executive Vice President
                                                  and Chief Financial Officer









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